Exhibit (a)(9)


                                   PRESS RELEASE

                              PRIMOR ALIMENTOS, C.A.
                            COMPLETES TENDER OFFERS FOR
                                   MAVESA, S.A.

FOR IMMEDIATE RELEASE

        Caracas, Venezuela, March 28, 2001 -- Primor Alimentos, C.A. announced today that its wholly owned subsidiary has accepted for purchase and payment, pursuant to both of its tender offers, all of the shares of common stock and all of the American Depositary Shares ("ADSs") of Mavesa, S.A. (NYSE: MAV) which were validly tendered and not withdrawn as of the expiration of both tender offers at 4:00 p.m., New York City time (5:00 p.m., Caracas time), yesterday.

        Pursuant to the tender offer for the ADSs (the "U.S. Offer"), Primor offered to purchase all of the outstanding ADSs at a price of US$8.50134822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the accompanying ADS Letter of Transmittal, each dated February 21, 2001. Pursuant to the concurrent tender offer for shares of Mavesa common stock (the "Venezuelan Offer"), Primor offered to purchase all of the outstanding shares of Mavesa common stock at a price of US$0.1416887470 per share, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase, the Supplement to the Venezuelan Offer to Purchase and the related Share Letter of Transmittal, each dated February 21, 2001.

        Based upon information supplied by the depositaries for the shares and ADSs, approximately 635,900,000 shares of Mavesa common stock were tendered into the Venezuelan Offer and approximately 48,273,294 ADSs (each ADS represents 60 shares of Mavesa common stock) were tendered into the U.S. Offer. The tendered Shares and ADSs, together with the 3,500 shares already owned by Primor, represent in the aggregate 3,532,301,140 shares of Mavesa common stock, or approximately 98.2% of all outstanding shares of Mavesa common stock (including shares represented by ADSs).

        Primor Alimentos does not currently have any plans for any subsequent offering period or any second-step merger or other business combination that would cause shares of Mavesa common stock and ADSs which were not purchased pursuant to the tender offers to be cashed-out in a merger or similar transaction.


CONTACT:  Rafael Sucre                  Ivana de Guerrero
          Financial Director            Communications Director
          +(58212) 202 3087             +(58212) 202 3087